INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin 53233

                          September 30, 2013

VIA EDGAR

Ms. Anu Dubey
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Investment Managers Series Trust – W.P. Stewart & Co. Growth Fund Preliminary Proxy Statement File Nos. 333-122901 and 811-21719

Dear Ms. Dubey:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the proxy materials included in the Preliminary Schedule 14A of W.P. Stewart & Co. Growth Fund, a series of Investment Managers Series Trust (the "Trust"), as provided orally to the undersigned on September 26, 2013.  The Staff's comments and our responses are discussed below.

Comment 1:	Operating Expense Limitation Agreement: Please include the form of expense limitation agreement referred to in the proxy statement as an exhibit to the proxy materials.

Response:	We have included the Form of Operating Expense Limitation Agreement as Exhibit B to the proxy materials.

Comment 2:
Item 22(c)(12) of Schedule 14A: In accordance with Item 22(c)(12) of Schedule 14A, please describe any arrangement or understanding made in connection with the proposed investment advisory contract with respect to the composition of the board of trustees of the Trust or the investment adviser or with respect to the selection or appointment of any person to any office with either such company.

Response:
The Trust confirms that no arrangements or understandings as described in Item 22(c)(12) are present in connection with the proposed investment advisory agreement between the Trust and AllianceBernstein L.P.

Comment 3:	Exhibit A - Form of Investment Advisory Agreement: Please include Appendix A to the Form of Investment Advisory Agreement in Exhibit A to the proxy materials.

Response:	We have included Appendix A to the Form of Investment Advisory Agreement in Exhibit A.

*          *          *

We hereby acknowledge that (i) the Trust is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please call the undersigned at (626) 914-1360.

Sincerely,

/s/ Joy Ausili
Joy Ausili

cc:           Nancy Hay, Esq.
Kathleen K. Clarke, Esq.